Exhibit 21

SUBSIDIARIES

Name	State of Incorporation
Surmodics IVD, Inc.	Maryland
NorMedix, Inc.	Minnesota
Creagh Medical Limited	Ireland
USCI Ireland Limited	Ireland
SurModics MD, LLC	Minnesota
SurModics Luxembourg S.a.r.l.	Luxembourg
SurModics MD Lux, S.a.r.l.	Luxembourg